Soros Fund Management LLC                                                                                                EXHIBIT 4

888 Seventh Avenue

New York, New York 10106

Tel (212) 320 5000

Fax (212) 245 5154

June 25, 2014

Board of Directors

Penn Virginia Corporation

4 Radnor Corporate Center

100 Matsonford Road, Suite 200

Radnor, PA 19087

Gentlemen and Lady:

We are extremely disappointed that, as indicated in the letter we received from Mr. Cloues dated June 18, 2014, Penn Virginia Corporation ("Penn Virginia" or the "Company") has rejected our suggestions to provide additional financial incentives to its management team in the event of a sale. We made those suggestions to further align management's interests with the best interests of shareholders, as we have previously communicated to you our belief that you should explore strategic alternatives as a means to maximize shareholder value. We believe that the optimal means to maximize value is for the Company to be sold. By reasserting in the letter your belief in your operating strategy, it appears to us that you are not going to undertake a formal evaluation of Penn Virginia's strategic alternatives.

As the largest shareholder of Penn Virginia, we are deeply concerned by the Company's recent missteps. Management's presentations at several recent conferences have been underwhelming, culminating in a wholly avoidable revision of its investor presentation type-curve disclosure.1 We believe that these investor relations disasters are the reason why the Company’s stock dropped 14.4% from $16.48 on May 29, 2014 to $14.11 on June 10, 2014, underperforming its peer companies by 15% over that period.2

In light of this poor stretch of share price performance, which we believe was driven almost entirely by the Company’s disappointing investor-relations effort, we were then astounded by the timing of the June 10, 2014 press release announcing Penn Virginia's proposed private offering of convertible preferred stock. The issuance of this convertible preferred stock was at a significant discount to inherent value and diluted existing equity holders by approximately 21%.3  While the timing of this transaction was particularly egregious, the strategic rationale

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1 In presentations, the Company revised down its reported type-curves, showing third-party numbers without explaining to investors the reason behind the decrease. It is common in the E&P industry for third-party type-curve estimates to be lower than company estimates. However, without proper disclosure, this revision was taken by investors as a signal that the Company’s wells had started to deteriorate – which we believe is very much not the case.

2 The SIG Oil Exploration & Production Index (“EPX”) rose 0.6% from 537.04 to 540.00 in the same period.

3 $325mm converts at $18.34/share = 17.72mm shares, versus previous fully diluted share-count of 85.7mm shares.

was not much better. The Company's intended use for the proceeds of this offering is to finance the acceleration of its development program and increase its lease acquisition effort in the Eagle Ford Shale. Based on management’s own estimates for the present value created by this accelerated drilling program, however, it is clear this decision has destroyed shareholder value.

We believe that the shares of the Company are fundamentally undervalued, and that issuing equity or equity-linked securities at these prices to accelerate drilling in the manner contemplated fails to optimize per-share value. Other potential owners of this asset have a lower cost of capital and better scale in the Eagle Ford Shale and are clearly its optimal owners. Regrettably, the board’s decision to grow in this dilutive manner indicates to us that it is more interested in “empire building” than maximizing shareholder value.

The board apparently views this decision as one targeted at building the Company for the long run. But we note that this board of directors has presided over a long period of decline at Penn Virginia, which has resulted in a current stock price that is lower than the stock price ten years ago.4 This record of failure to create value over the long term is not a track record that justifies making dilutive transactions today in the hopes that someday in the future the enhanced scale will somehow benefit shareholders more than a sale today would.

Again, we believe that the Company should promptly pursue a sale in order to maximize shareholder value. We believe there are numerous potential acquirers who would be interested in acquiring the Company at a material premium to its current trading price, as demonstrated by any number of precedent transactions in the industry. Decisions about the future direction of your development program should be left to the buyers, who enjoy a considerably lower cost of capital and can therefore accelerate drilling in a more accretive manner.

The time has come for the Company to put itself up for sale as the surest path to maximize shareholder value. Should you fail to start exploring sale alternatives, we reserve the right to take any and all actions we believe necessary to ensure that shareholder value is not further eroded.

Very truly yours,

/s/ Scott Bessent

Scott Bessent

Chief Investment Officer

Cc:       Joshua Donfeld, Soros Fund Management LLC

David Rogers, Soros Fund Management LLC

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4 As a comparison, since inception on June 28, 2005 the EPX is up over 170% while the share price of the Company is down over 30% (in each case excluding dividends and other distributions).